SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2009
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer

Date: January 29, 2009

List of materials

Documents attached hereto:

i) Press release entitled Consolidated Financial Results for the Third Quarter Ended December 31, 2008

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan

No: 09-014E
3:00 P.M. JST, January 29, 2009

Consolidated Financial Results
for the Third Quarter Ended December 31, 2008

Tokyo, January 29, 2009 -- Sony Corporation today announced its consolidated results for the third quarter ended December 31, 2008 (October 1, 2008 to December 31, 2008).

●	Consolidated sales decreased 24.6% year-on-year; local currency sales decreased 9%.
●
An operating loss was recorded due to factors such as the appreciation of the yen, deterioration of results at equity affiliates, slowdown of the global economy and intensified price competition, as well as the decline in the Japanese stock market.

(Billions of yen, millions of U.S. dollars, except per share amounts)
Third quarter ended December 31
	2007	2008	Change in yen	2008 *
Sales and operating revenue	¥2,859.0	¥2,154.6	-24.6%	$23,677
Operating income (loss)**	236.2	(18.0)	-	(197)
(Equity in net income (loss) of affiliated companies recorded within operating income (loss))	46.9	(10.8)	-	(119)
(Restructuring charges recorded as operating expenses)	11.2	12.0	+7.4	132
Income before income taxes**	335.3	66.5	-80.2	730
Net income	200.2	10.4	-94.8	114
Net income per share of common stock
— Basic	¥199.60	¥10.37	-94.8%	$0.11
— Diluted	190.29	9.98	-94.8	0.11

Unless otherwise specified, all amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥91=U.S. $1, the approximate Tokyo foreign exchange market rate as of December 31, 2008.

** Effective from the first quarter of the fiscal year ending March 31, 2009,  Sony revised the presentation of its financial information to ensure that it is consistent with the way management views its consolidated operations.  Since Sony considers Sony Ericsson Mobile Communications AB (“Sony Ericsson”) and S-LCD Corporation (“S-LCD”) (which together constitute a majority of Sony’s equity investments) to be integral to Sony’s operations, Sony determined that the most appropriate method to report equity in net income (loss) of all affiliated companies was as a component of operating income (loss).  The equity earnings from Sony Ericsson and S-LCD are recorded within the operating income (loss) of the Electronics segment.  In connection with this reclassification, consolidated operating income (loss), operating income (loss) of each segment and consolidated income (loss) before income taxes for all prior periods have been reclassified to conform with the current quarter presentation.  Through September 30, 2008, Sony also reported the equity results for SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”) within All Other.  Since Sony acquired the balance of SONY BMG on October 1, its results are now fully consolidated within All Other.  (See All Other section in Operating Performance Highlights by Business Segment below for further background on this acquisition.)

Due to the change in presentation of operating income (loss) to include equity in net income (loss) of affiliated companies, “sales and operating revenue less costs and expenses” is equivalent to the definition of “operating income (loss)” under the previous presentation.  For purposes of assisting investors comparing Sony’s current information with information under the prior presentation, the table below reconciles sales and operating revenue less costs and expenses to operating income (loss) as presented above:

	(Billions of yen)
	Third quarter ended December 31
	2007	2008
Sales and operating revenue less costs and expenses	¥189.3	¥(7.2)
Equity in net income (loss) of affiliated companies	46.9	(10.8)
Operating income (loss)	¥236.2	¥(18.0)

Sales and operating revenue less costs and expenses is not a presentation in accordance with U.S. GAAP.  It is presented as supplemental information for transition purposes and should be considered in addition to, not as a substitute for, Sony’s operating income (loss) or net income (loss).

Consolidated Results for the Third Quarter Ended December 31, 2008

Sales and operating revenue (“sales”) decreased 24.6% compared to the same quarter of the previous fiscal year (“year-on-year”).

During the quarter ended December 31, 2008, the average value of the yen was ¥95.3 against the U.S. dollar and ¥125.2 against the euro, which was 17.7% higher against the U.S. dollar and 29.6% higher against the euro, compared with the average rates for the same quarter of the previous fiscal year.  On a local currency basis, consolidated sales decreased 9% year-on-year.  For references to sales on a local currency basis, see Note on page 8.

Electronics segment sales decreased 29.3% year-on-year mainly due to the negative impact of the appreciation of the yen and a deterioration in the business environment brought on by the slowing global economy and an intensification of price competition.  In the Game segment, sales decreased 32.2% year-on-year as a result of the appreciation of the yen and a decrease in sales of hardware and software. In the Pictures segment, sales decreased 21.8% year-on-year due to the worldwide home entertainment release of Spider-Man 3 in the same quarter of the previous year, partially offset by the strong worldwide theatrical performance of Quantum of Solace in the current year’s third quarter.  In the Financial Services segment, although revenue from insurance premiums at Sony Life Insurance Co., Ltd. (“Sony Life”) increased, segment revenue decreased 24.1% year-on-year due to the impact of a significant decline in the Japanese stock market.

An operating loss of ¥18.0 billion ($197 million) was recorded, a deterioration of ¥254.2 billion year-on-year.  Some of the factors causing the year-on-year deterioration in operating income were an approximate ¥127 billion impact from the appreciation of the yen against the U.S. dollar and the euro, a ¥57.7 billion impact from deterioration in results at equity affiliates including Sony Ericsson and a ¥33.2 billion increase in operating loss in the Financial Services segment mainly due to a significant decline in the Japanese stock market.

In the Electronics segment, an operating loss was recorded due to factors such as the decrease in sales and a deterioration in equity in net income (loss) of affiliates relating to Sony Ericsson.  In the Game segment, operating income decreased due to unfavorable exchange rates and a decrease in sales of PlayStation®2 (“PS2”) and PSP® (PlayStation Portable) (“PSP”) hardware and software, although the cost of PLAYSTATION®3 (“PS3”) hardware improved.  In the Pictures segment, operating income decreased due to unfavorable exchange rates.  In the Financial Services segment, operating loss increased mainly due to an increase in losses at Sony Life resulting from a significant decline in the Japanese stock market.

Restructuring charges of ¥12.0 billion ($132 million) were recorded as operating expenses this quarter compared to ¥11.2 billion in the same quarter of the previous fiscal year. In the Electronics segment, restructuring charges were ¥10.1 billion ($111 million) during the quarter, while substantially all of the restructuring charges in the same period of the previous year were recorded in the Electronics segment.

Equity in net loss of affiliated companies, recorded within operating loss, was ¥10.8 billion ($119 million), a deterioration of ¥57.7 billion year-on-year.  Sony recorded equity in net loss for Sony Ericsson of ¥11.5 billion ($126 million), compared to equity in net income of ¥30.4 billion in the same quarter of the previous fiscal year, mainly due to a decrease in unit shipments, lower sales in mid- to high-end phones and price pressure, as well as the recording of restructuring charges.  Equity in net income for S-LCD, a joint-venture with Samsung Electronics Co., Ltd., decreased ¥2.2 billion year-on-year to ¥0.9 billion ($10 million).

Income before income taxes decreased 80.2% year-on-year to ¥66.5 billion ($730 million) primarily due to the deterioration in operating income.  Although net foreign exchange gain increased significantly year-on-year, the net effect of other income and expenses was a decrease of 14.8% as the prior year period benefited from the recording of a gain of ¥81.0 billion from the change in ownership interest in subsidiaries and investees as a result of the global initial public offering of shares of Sony Financial Holdings Inc. (“SFH”).

Income taxes: During the quarter, Sony recorded ¥64.4 billion ($707 million) of income taxes resulting in an effective tax rate of 97%.  The effective tax rate for the current quarter exceeded the Japanese statutory tax rate primarily due to the reversal of deferred tax assets for foreign tax credits previously recorded as well as the reduction of tax credits available for research and development expenses based upon the anticipated taxable loss position at Sony Corporation for the fiscal year.

Minority interest in loss of consolidated subsidiaries was ¥8.4 billion ($91 million), compared with ¥0.1 billion loss in the same quarter of the previous fiscal year.  Minority interest in loss was recorded during the quarter due to the recording of a loss at Sony Life.

As a result of the changes in the items discussed above, net income decreased 94.8% year-on-year to ¥10.4 billion ($114 million).

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions and unallocated corporate expenses are eliminated.

Electronics
(Billions of yen, millions of U.S. dollars)
Third quarter ended December 31
	2007	2008	Change in yen	2008
Sales and operating revenue	¥2,069.4	¥1,462.1	-29.3%	$16,067
Operating income (loss)	200.6	(15.9)	-	(175)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased by 29.3% year-on-year (a 14% decrease on a local currency basis) to ¥1,462.1 billion ($16,067 million).  Sales to outside customers decreased 29.1% year-on-year.  This decrease was largely due to the negative impact from the appreciation of the yen against the U.S. dollar and the euro, deterioration in the business environment brought on by the slowing global economy and an intensification of price competition.  With regard to products within the Electronics segment, while Blu-ray Disc players saw higher sales due to increased unit sales, sales decreased significantly for products such as Cyber-shotTM compact digital cameras, Handycam® video cameras and VAIOTMPCs.

An operating loss of ¥15.9 billion ($175 million) was recorded, compared to operating income of ¥200.6 billion in the same quarter of the previous fiscal year.  This decrease was primarily due to a decline in sales and a deterioration in equity in net income (loss) for Sony Ericsson.  Operating income decreased significantly for products such as BRAVIATM LCD televisions, VAIO PCs and Cyber-shot compact digital cameras.

Inventory, as of December 31, 2008, was ¥845.1 billion ($9,286 million), a decrease of ¥48.2 billion, or 5.4%, compared with the level as of December 31, 2007 and a decrease of ¥241.5 billion, or 22.2%, compared with the level as of September 30, 2008.

Operating Results for Sony Ericsson Mobile Communications AB

The following operating results for Sony Ericsson, which is accounted for by the equity method as Sony Corporation’s ownership percentage is 50%, are not consolidated in Sony’s consolidated financial statements.  However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance of Sony.  As previously stated, the equity earnings of Sony Ericsson are included in operating income (loss) of the Electronics segment.

(Millions of euro)
Quarter ended December 31
	2007	2008	Change in euro
Sales and operating revenue	€3,771	€2,914	-23%
Income (loss) before taxes	501	(256)	-
Net income (loss)	373	(183)	-

Sales for the quarter ended December 31, 2008 decreased 23% year-on-year, which was mainly driven by lower volumes, due to the global economic slowdown that resulted in contracting consumer demand and decreased availability of credit.  Loss before taxes of €256 million was recorded, compared to income of €501 million in the same quarter of the previous year, mainly due to a decrease in unit shipments, lower sales in mid- to high-end phones and price pressure, as well as the recording of restructuring charges.

Game
(Billions of yen, millions of U.S. dollars)
Third quarter ended December 31
	2007	2008	Change in yen	2008
Sales and operating revenue	¥581.2	¥393.8	-32.2%	$4,328
Operating income	12.9	0.4	-97.0	4

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 32.2% year-on-year (an 18% decrease on a local currency basis) to ¥393.8 billion ($4,328 million).

Hardware: Overall hardware sales decreased as a result of the impact of the appreciation of the yen against the U.S. dollar and the euro, in addition to a decrease in unit sales of PS2, PSP and PS3.

Software: Despite an increase in PS3 software sales, overall software sales decreased as a result of the impact of the appreciation of the yen against the U.S. dollar and the euro, as well as a decrease in PS2 and PSP software sales.

Operating income decreased 97.0% year-on-year to ¥0.4 billion ($4 million).  Although the cost of PS3 hardware improved, operating income decreased year-on-year due to the impact of the appreciation of the yen against the euro, as well as the decrease in hardware and software sales for both PS2 and PSP.

Worldwide hardware unit sales (decrease year-on-year):
-->	PS2:	2.52 million units (a decrease of 2.88 million units)
-->	PSP:	5.08 million units (a decrease of 0.68 million units)
-->	PS3:	4.46 million units (a decrease of 0.44 million units)

Worldwide software unit sales (increase/decrease year-on-year):
-->	PS2:	29.7 million units (a decrease of 31.2 million units)
-->	PSP:	15.5 million units (a decrease of 2.8 million units)
-->	PS3:	40.8 million units (an increase of 14.8 million units)

Inventory, as of December 31, 2008, was ¥198.5 billion ($2,181 million), which represents a ¥15.5 billion, or 8.5%, increase compared with the level as of December 31, 2007.  Inventory decreased by ¥44.7 billion, or 18.4%, compared with the level as of September 30, 2008.

Pictures
(Billions of yen, millions of U.S. dollars)
Third quarter ended December 31
	2007	2008	Change in Yen	2008
Sales and operating revenue	¥223.8	¥175.1	-21.8%	$1,924
Operating income	14.1	12.9	-8.3	142

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  The results presented above are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales decreased 21.8% year-on-year (8% decrease on a U.S. dollar basis).  Sales decreased in the current quarter as the prior year benefited from the worldwide home entertainment release of Spider-Man 3.  This decrease was partially offset by higher worldwide theatrical revenues driven by the strong performance of Quantum of Solace, the latest James Bond film.  Television sales were lower year-on-year as the prior year included revenues from an extension of a licensing agreement for Wheel of Fortune.  There was no comparable activity in the current year’s third quarter.  Other notable releases that contributed to the current quarter’s motion picture revenues included the home entertainment releases of Hancock and Step Brothers.

Operating income of ¥12.9 billion ($142 million) was recorded, an 8.3% decrease year-on-year.  However, on a U.S. dollar basis, operating income in fact improved 6%.  Operating income, on a U.S. dollar basis, benefited from the higher contribution from films released theatrically in the current quarter, most notably Quantum of Solace, as compared to those released in the same quarter of the previous fiscal year.  This was partially offset by lower home entertainment and television licensing revenues in the current quarter.

Financial Services
(Billions of yen, millions of U.S. dollars)
Third quarter ended December 31
	2007	2008	Change in yen	2008
Financial service revenue	¥135.9	¥103.1	-24.1%	$1,133
Operating income (loss)	(4.2)	(37.4)	-	(411)

In Sony's Financial Services segment, results include SFH and SFH's consolidated subsidiaries such as Sony Life, Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”), as well as Sony Finance International Inc.  Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  Therefore, the results of Sony Life shown below differ from the results that SFH and Sony Life disclose on a Japanese statutory basis.

Financial service revenue decreased 24.1% year-on-year due to a decrease in revenue at Sony Life.  Revenue at Sony Life was ¥72.8 billion ($800 million), a ¥35.0 billion or 32.5% decrease year-on-year.  Revenue decreased year-on-year due to an increase of net losses from investments in the separate account and an increase of impairment losses on equity securities in the general account, as a result of a decline in the Japanese stock market during the current quarter that was larger than the decline in the same quarter of the previous fiscal year.  Partially offsetting this was an increase in revenue from insurance premiums reflecting an increase in insurance-in-force.

An operating loss of ¥37.4 billion ($411 million) was recorded, a deterioration of ¥33.2 billion year-on-year due to an increase in losses at Sony Life.  The operating loss at Sony Life was ¥37.7 billion ($415 million), a deterioration of ¥31.8 billion year-on-year mainly due to the additional recording of policy reserves for variable life insurance products in the separate account and an increase of impairment losses on equity securities in the general account, as a result of the significant decline in the Japanese stock market.  This increase in losses more than offset the contribution from increased revenue from insurance premiums at Sony Life.

All Other
(Billions of yen, millions of U.S. dollars)
Third quarter ended December 31
	2007	2008	Change in yen	2008
Sales and operating revenue	¥96.0	¥198.6	+106.8%	$2,182
Operating income	22.2	24.5	+10.0	269

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased 106.8% year-on-year.  This increase was primary due to the fact that on October 1, 2008, Sony completed the previously announced acquisition of Bertelsmann AG’s 50% stake in SONY BMG.  Upon acquisition, the company became a wholly owned subsidiary of Sony and has been consolidated by Sony.  As of January 1, 2009, the company changed its name to Sony Music Entertainment (“SME”).

During the quarter ended December 31, 2008, sales at SME were ¥105.2 billion ($1,156 million).  On a pro forma basis, this represents a 22% decrease on a U.S. dollar basis compared with the same quarter of the previous fiscal year when sales of SME were not consolidated.  Revenues were negatively impacted by the accelerated decline in the worldwide physical music market resulting from the worldwide economic slowdown, as well as unfavorable exchange rates.  Best selling albums during the quarter included AC/DC’s Black Ice, Beyonce’s I AM…SASHA FIERCE, P!NK’s Funhouse and Britney Spears’ Circus.

Excluding the impact of the consolidation of SME, sales of All Other decreased mainly due to a decrease in sales at Sony Music Entertainment (Japan) Inc. (“SMEJ”).  Sales at SMEJ decreased mainly due to a decrease in album sales resulting from a continuing decline in the physical music market.  This was partially offset by higher sales at So-net Entertainment Corporation, which recorded higher fee revenue from broadband connection services.  SMEJ’s best-selling albums during the quarter included VOICE by Mika Nakashima, MY SHORT STORIES by YUI and My song Your song by ikimono-gakari.

Operating income increased 10.0% year-on-year primarily due to the consolidation of SME.  In the current year’s third quarter, SME recorded operating income of ¥14.4 billion ($158 million), which on a pro forma basis represents a 41% decrease from the prior year when its results were not consolidated within Sony’s results.  Lower sales and unfavorable exchange rates contributed to this decrease.  The prior year results include ¥11.5 billion of equity in net income for Sony’s then 50% owned share of SME.

Excluding the impact of the consolidation of SME, operating income of All Other decreased mainly due to a decrease in trademark royalty income from Sony Ericsson.  This was partially offset by an increase in operating income at SMEJ resulting primarily from its cost reduction activities.

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-4 and F12, respectively.

Operating Activities: During the nine months ended December 31, 2008, there was net cash flow of (¥35.0) billion ($384 million) in operating activities, a decrease of ¥373.6 billion year-on-year.  For all segments excluding the Financial Services segment, there was net cash flow of (¥208.4) billion ($2,290 million) in operating activities, a decrease of ¥387.9 billion year-on-year.  The Financial Services segment had a net cash inflow of ¥176.5 billion ($1,940 million) from operating activities, an increase of ¥12.4 billion, or 7.6% year-on-year.

During the nine months ended December 31, 2008, with respect to all segments excluding the Financial Services segment, the major cash outflow factors included increases in notes and accounts receivable and increases in inventory, particularly within the Electronics and Game segments. This exceeded cash inflow from net income, after taking into account depreciation and amortization.  The Financial Services segment generated net cash mainly from an increase in revenue from insurance premiums reflecting a steady increase in insurance-in-force, primarily at Sony Life.

Within all segments excluding the Financial Services segment, net cash was used in the current nine months compared to the net cash generated in the same period of the previous fiscal year mainly due to a decrease in net income and an increase in income tax payments.  Within the Financial Services segment, net cash generated increased year-on-year mainly due to an increase in revenue from insurance premiums at Sony Life.

Investing Activities: During the nine months ended December 31, 2008, Sony used ¥596.6 billion ($6,556 million) of net cash in investing activities, an increase of ¥60.7 billion, or 11.3% year-on-year.  For all segments excluding the Financial Services segment, ¥308.7 billion ($3,392 million) of net cash was used in investing activities, compared to ¥31.2 billion of net cash generated from investing activities in the same period of the previous fiscal year.  The Financial Services segment used ¥300.6 billion ($3,303 million) in net cash, a decrease of ¥262.7 billion, or 46.6% year-on-year.

During the nine months ended December 31, 2008, with respect to all segments excluding the Financial Services segment, payments for items such as purchases of manufacturing equipment in the Electronics segment and the acquisition of Bertelsmann AG’s 50% stake in SONY BMG exceeded proceeds generated mainly from the sales of semiconductor fabrication equipment.  Within the Financial Services segment, payments primarily for investments carried out at Sony Life, as well as for advances carried out at Sony Bank, where operations are expanding, exceeded proceeds mainly from the maturities and sales of marketable securities and collections of advances.

Within all segments excluding the Financial Services segment, net cash was used in investing activities during the current nine months while, in the same nine months of the previous fiscal year, net cash was generated mainly due to the sale of shares in SFH and a portion of Sony’s former headquarters site.  Net cash used in investing activities within the Financial Services segment decreased year-on-year mainly due to the increase in investment assets sales exceeding the increase in investments at Sony Life.

In all segments excluding the Financial Services segment, net cash used by operating and investing activities combined was ¥517.1 billion ($5,682 million), a decrease of ¥727.7 billion compared to the net cash generated by operating and investing activities combined in the same period of the previous fiscal year.

Financing Activities: During the nine months ended December 31, 2008, ¥383.0 billion ($4,208 million) of net cash was provided by financing activities, a decrease of ¥45.0 billion, or 10.5% year-on-year.  For all segments excluding the Financial Services segment, there was a net cash inflow of ¥125.1 billion ($1,375 million) in financing activities, an increase of ¥40.7 billion, or 48.3%, compared to a net cash inflow of ¥84.4 billion in the same period of the previous fiscal year.  This was primarily due to issuances of commercial paper in the nine months of the current fiscal year, partially offset by the redemption of convertible bonds.  In the Financial Services segment, since the increase primarily in policyholder accounts at Sony Life and in deposits from customers at Sony Bank were less than the increases in the same period of the previous fiscal year, financing activities generated ¥267.4 billion ($2,938 million) of net cash, a decrease of ¥67.5 billion, or 20.1%, from the ¥334.8 billion generated in the same period of the previous fiscal year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in exchange rates, the total outstanding balance of cash and cash equivalents at December 31, 2008 was ¥786.8 billion ($8,646 million), a decrease of ¥299.7 billion, or 27.6% compared with the balance as of March 31, 2008.  This is a decrease of ¥237.1 billion, or 23.2% compared with the balance as of December 31, 2007.  The outstanding balance of cash and cash equivalents of all segments excluding the Financial Services segment was ¥505.7 billion ($5,558 million), a decrease of ¥443.0 billion, or 46.7% compared with the balance as of March 31, 2008.  This is a decrease of ¥305.5 billion, or 37.7% compared with the balance as of December 31, 2007.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was ¥281.0 billion ($3,088 million), an increase of ¥143.3 billion, or 104.1% compared with the balance as of March 31, 2008.  This is an increase of ¥68.3 billion, or 32.1% compared with the balance as of December 31, 2007.

Note

Sales on a local currency basis described herein reflect sales obtained by applying the yen’s monthly average exchange rate in the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current quarter.  Sales on a local currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a local currency basis provides additional useful analytical information to investors regarding operating performance of Sony.

Outlook for the Fiscal Year ending March 31, 2009

Sony’s forecast for the consolidated results for the fiscal year ending March 31, 2009, as revised on January 22, 2009, is as per the table below:

	(Billions of yen)
	Current Forecast	Change from March 31, 2008 Actual Results	March 31, 2008 Actual Results
Sales and operating revenue	¥7,700	-13%	¥8,871.4
Operating income (loss)	(260)	-	475.3
(Equity in net income (loss) of affiliated companies recorded within operating income (loss))	(20)	-	100.8
(Restructuring charges recorded as operating expenses)	60	+27	47.3
Income (Loss) before income taxes	(200)	-	567.1
Net income (loss)	(150)	-	369.4

Assumed foreign currency exchange rates for the fourth quarter of the fiscal year: approximately ¥90 to the U.S. dollar and approximately ¥120 to the euro.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

As is Sony’s policy, the effects of gains and losses on investments held by Sony Life due to market fluctuations since the end of the quarter, December 31, 2008, have not been incorporated within the above forecast as Sony cannot predict where the financial markets will be at the end of the fiscal year ending March 31, 2009.  Accordingly, these market fluctuations could further impact the current forecast.

Sony’s forecast for capital expenditures, depreciation and amortization, and research and development expenses, as revised on January 22, 2009, is as per the table below:

	(Billions of yen)
	Current Forecast	Change from March 31, 2008 Actual Results	March 31, 2008 Actual Results
Capital expenditures (addition to fixed assets) *	¥380	+13%	¥335.7
for semiconductors (included above)	80	-11	90
Depreciation and amortization **	410	-4	428.0
for tangible assets (included above)	310	-6	328.9
Research and development expenses	530	+2	520.6

*	Investments in equity affiliates are not included within the forecast for capital expenditures.
**	The forecast for depreciation and amortization includes amortization of intangible assets and amortization of deferred insurance acquisition costs.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “may” or “might” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending as well as the recent worldwide crisis in the financial markets and housing sectors; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including newly introduced platforms within the Game segment, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and the music business); (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony’s ability to implement successfully business reorganization activities in its Electronics segment; (vi) Sony’s ability to implement successfully its network strategy for its Electronics, Game and Pictures segments, and All Other, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and the music business in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (viii) Sony’s ability to maintain product quality (particularly in the Electronics and Game segments); (ix) the success of Sony’s joint ventures and alliances; (x) the outcome of pending legal and/or regulatory proceedings; (xi) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	December 31						March 31
ASSETS	2007	2008	Change from 2007			2008	2008
Current assets:
Cash and cash equivalents	¥1,023,873	¥786,763		¥-237,110	-23.2%	$8,646	¥1,086,431
Call loan in the banking business	247,338	125,062		-122,276	-49.4	1,374	352,569
Marketable securities	481,513	530,317		+48,804	+10.1	5,828	427,709
Notes and accounts receivable, trade	1,746,517	1,327,287		-419,230	-24.0	14,586	1,183,620
Allowance for doubtful accounts and sales returns	(131,074)	(111,757)		+19,317	-14.7	(1,228)	(93,335)
Inventories	1,101,429	1,082,772		-18,657	-1.7	11,899	1,021,595
Deferred income taxes	268,243	180,664		-87,579	-32.6	1,985	237,073
Prepaid expenses and other current assets	817,517	796,895		-20,622	-2.5	8,756	794,001
	5,555,356	4,718,003		-837,353	-15.1	51,846	5,009,663

Film costs	329,920	295,801		-34,119	-10.3	3,251	304,243

Investments and advances:
Affiliated companies	450,682	251,059		-199,623	-44.3	2,759	381,188
Securities investments and other	3,776,523	4,203,391		+426,868	+11.3	46,191	3,954,460
	4,227,205	4,454,450		+227,245	+5.4	48,950	4,335,648

Property, plant and equipment:
Land	169,565	153,720		-15,845	-9.3	1,689	158,289
Buildings	1,030,699	889,285		-141,414	-13.7	9,772	903,116
Machinery and equipment	2,698,181	2,350,687		-347,494	-12.9	25,832	2,483,016
Construction in progress	58,887	84,491		+25,604	+43.5	928	55,740
Less-Accumulated depreciation	(2,524,084)	(2,300,074)		+224,010	-8.9	(25,275)	(2,356,812)
	1,433,248	1,178,109		-255,139	-17.8	12,946	1,243,349
Other assets:
Intangibles, net	269,223	374,189		+104,966	+39.0	4,112	263,490
Goodwill	322,600	426,210		+103,610	+32.1	4,684	304,423
Deferred insurance acquisition costs	399,591	398,219		-1,372	-0.3	4,376	396,819
Deferred income taxes	229,418	220,814		-8,604	-3.8	2,427	198,666
Other	449,952	497,089		+47,137	+10.5	5,462	496,438
	1,670,784	1,916,521		+245,737	+14.7	21,061	1,659,836
	¥13,216,513	¥12,562,884		¥-653,629	-4.9%	$138,054	¥12,552,739

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	¥181,667	¥411,898	¥	+230,231	+126.7%	$4,526	¥63,224
Current portion of long-term debt	294,393	100,367		-194,026	-65.9	1,103	291,879
Notes and accounts payable, trade	1,249,761	852,284		-397,477	-31.8	9,366	920,920
Accounts payable, other and accrued expenses	995,047	1,080,718		+85,671	+8.6	11,876	896,598
Accrued income and other taxes	206,952	80,088		-126,864	-61.3	880	200,803
Deposits from customers in the banking business	980,604	1,339,213		+358,609	+36.6	14,717	1,144,399
Other	570,556	423,954		-146,602	-25.7	4,659	505,544
	4,478,980	4,288,522		-190,458	-4.3	47,127	4,023,367

Long-term liabilities:
Long-term debt	737,534	685,005		-52,529	-7.1	7,528	729,059
Accrued pension and severance costs	179,352	227,808		+48,456	+27.0	2,503	231,237
Deferred income taxes	308,595	220,054		-88,541	-28.7	2,418	268,600
Future insurance policy benefits and other	3,245,753	3,462,544		+216,791	+6.7	38,050	3,298,506
Other	267,094	222,506		-44,588	-16.7	2,445	260,032
	4,738,328	4,817,917		+79,589	+1.7	52,944	4,787,434

Minority interest in consolidated subsidiaries	296,823	260,723		-36,100	-12.2	2,865	276,849

Stockholders' equity:
Capital stock	630,381	630,765		+384	+0.1	6,931	630,576
Additional paid-in capital	1,149,625	1,154,279		+4,654	+0.4	12,684	1,151,447
Retained earnings	2,042,874	2,095,453		+52,579	+2.6	23,027	2,059,361
Accumulated other comprehensive income	(115,825)	(680,085)		-564,260	+487.2	(7,472)	(371,527)
Treasury stock, at cost	(4,673)	(4,690)		-17	+0.4	(52)	(4,768)
	3,702,382	3,195,722		-506,660	-13.7	35,118	3,465,089
	¥13,216,513	¥12,562,884		¥-653,629	-4.9%	$138,054	¥12,552,739

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Fiscal year
	Three months ended December 31					ended March 31
	2007	2008	Change from 2007		2008	2008
Sales and operating revenue:
Net sales	¥2,698,265	¥2,029,451	¥-668,814	-24.8%	$22,302	¥8,201,839
Financial service revenue	128,927	99,558	-29,369	-22.8	1,094	553,216
Other operating revenue	31,838	25,575	-6,263	-19.7	281	116,359
	2,859,030	2,154,584	-704,446	-24.6	23,677	8,871,414
Costs and expenses:
Cost of sales	2,034,540	1,564,079	-470,461	-23.1	17,188	6,290,022
Selling, general and administrative	501,044	461,903	-39,141	-7.8	5,076	1,714,445
Financial service expenses	130,978	132,782	+1,804	+1.4	1,459	530,306
(Gain) loss on sale, disposal or impairment of assets, net	3,110	2,973	-137	-4.4	32	(37,841)
	2,669,672	2,161,737	-507,935	-19.0	23,755	8,496,932

Equity in net income (loss) of affiliated companies	46,861	(10,809)	-57,670	-	(119)	100,817

Operating income (loss)	236,219	(17,962)	-254,181	-	(197)	475,299

Other income:
Interest and dividends	11,956	4,220	-7,736	-64.7	46	34,272
Foreign exchange gain, net	11,085	79,802	+68,717	+619.9	877	5,571
Gain on sale of securities investments, net	287	365	+78	+27.2	4	5,504
Gain on change in interest in subsidiaries and equity investees	81,038	1,515	-79,523	-98.1	16	82,055
Other	3,123	10,186	+7,063	+226.2	112	22,045
	107,489	96,088	-11,401	-10.6	1,055	149,447

Other expenses:
Interest	4,194	6,863	+2,669	+63.6	75	22,931
Loss on devaluation of securities investments	249	1,358	+1,109	+445.4	15	13,087
Other	3,936	3,454	-482	-12.2	38	21,594
	8,379	11,675	+3,296	+39.3	128	57,612

Income before income taxes	335,329	66,451	-268,878	-80.2	730	567,134

Income taxes	135,244	64,395	-70,849	-52.4	707	203,478

Income before minority interest	200,085	2,056	-198,029	-99.0	23	363,656

Minority interest in loss of consolidated subsidiaries	(136)	(8,353)	-8,217	-	(91)	(5,779)

Net income	¥200,221	¥10,409	¥-189,812	-94.8	$114	¥369,435

Per share data:
Common stock
Net income
— Basic	¥199.60	¥10.37	¥-189.23	-94.8	$0.11	¥368.33
— Diluted	190.29	9.98	-180.31	-94.8	0.11	351.10

	(Millions of yen, millions of U.S. dollars, except per share amounts)
						Fiscal year
	Nine months ended December 31					ended March 31
	2007	2008	Change from 2007		2008	2008
Sales and operating revenue:
Net sales	¥6,370,349	¥5,755,002	¥-615,347	-9.7%	$63,242	¥8,201,839
Financial service revenue	457,088	375,409	-81,679	-17.9	4,125	553,216
Other operating revenue	91,140	75,522	-15,618	-17.1	830	116,359
	6,918,577	6,205,933	-712,644	-10.3	68,197	8,871,414
Costs and expenses:
Cost of sales	4,867,649	4,446,556	-421,093	-8.7	48,863	6,290,022
Selling, general and administrative	1,315,381	1,276,040	-39,341	-3.0	14,022	1,714,445
Financial service expenses	402,096	402,207	+111	+0.0	4,420	530,306
(Gain) loss on sale, disposal or impairment of assets, net	(45,700)	7,181	+52,881	-	79	(37,841)
	6,539,426	6,131,984	-407,442	-6.2	67,384	8,496,932

Equity in net income (loss) of affiliated companies	89,972	(7,424)	-97,396	-	(82)	100,817

Operating income	469,123	66,525	-402,598	-85.8	731	475,299

Other income:
Interest and dividends	26,651	18,533	-8,118	-30.5	204	34,272
Foreign exchange gain, net	73	60,072	+59,999	+82,190.4	660	5,571
Gain on sale of securities investments, net	1,629	826	-803	-49.3	9	5,504
Gain on change in interest in subsidiaries and equity investees	81,052	1,839	-79,213	-97.7	20	82,055
Other	14,103	21,989	+7,886	+55.9	242	22,045
	123,508	103,259	-20,249	-16.4	1,135	149,447

Other expenses:
Interest	17,731	18,290	+559	+3.2	201	22,931
Loss on devaluation of securities investments	9,654	2,800	-6,854	-71.0	31	13,087
Other	15,124	12,014	-3,110	-20.6	132	21,594
	42,509	33,104	-9,405	-22.1	364	57,612

Income before income taxes	550,122	136,680	-413,442	-75.2	1,502	567,134

Income taxes	209,773	74,461	-135,312	-64.5	818	203,478

Income before minority interest	340,349	62,219	-278,130	-81.7	684	363,656

Minority interest in loss of consolidated subsidiaries	(42)	(3,983)	-3,941	-	(43)	(5,779)

Net income	¥340,391	¥66,202	¥-274,189	-80.6	$727	¥369,435

Per share data:
Common stock
Net income
— Basic	¥339.42	¥65.97	¥-237.45	-80.6	$0.72	¥368.33
— Diluted	323.42	63.16	-260.26	-80.5	0.69	351.10

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
				Fiscal year
	Nine months ended December 31			ended March 31
	2007	2008	2008	2008
Cash flows from operating activities:
Net income	¥340,391	¥66,202	$727	¥369,435
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs	314,239	300,585	3,303	428,010
Amortization of film costs	243,390	185,256	2,036	305,468
Stock-based compensation expense	2,935	2,825	31	4,130
Accrual for pension and severance costs, less payments	(9,259)	(11,983)	(132)	(17,589)
(Gain) loss on sale, disposal or impairment of assets, net	(45,700)	7,181	79	(37,841)
Gain on sale or loss on devaluation of securities investments, net	8,025	1,974	22	7,583
Loss on revaluation of marketable securities held in the financial service business for trading purpose, net	14,418	78,283	860	56,543
Gain on change in interest in subsidiaries and equity investees	(81,052)	(1,839)	(20)	(82,055)
Deferred income taxes	4,713	(17,496)	(192)	20,040
Equity in net (income) losses of affiliated companies, net of dividends	(43,526)	39,077	429	(13,527)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	(237,269)	(228,616)	(2,512)	185,651
Increase in inventories	(152,233)	(182,727)	(2,008)	(140,725)
Increase in film costs	(275,536)	(206,931)	(2,274)	(353,343)
Increase (decrease) in notes and accounts payable, trade	67,812	(79,919)	(878)	(235,459)
Increase (decrease) in accrued income and other taxes	149,467	(130,840)	(1,438)	138,872
Increase in future insurance policy benefits and other	137,348	102,242	1,124	166,356
Increase in deferred insurance acquisition costs	(48,716)	(51,868)	(570)	(62,951)
Increase in marketable securities held in the financial service business for trading purpose	(47,669)	(32,758)	(360)	(57,271)
Increase in other current assets	(68,634)	(150,292)	(1,652)	(24,312)
Increase in other current liabilities	88,437	92,129	1,012	51,838
Other	(22,974)	184,548	2,029	48,831
Net cash provided by (used in) operating activities	338,607	(34,967)	(384)	757,684

Cash flows from investing activities:
Payments for purchases of fixed assets	(337,055)	(360,339)	(3,960)	(474,552)
Proceeds from sales of fixed assets	77,029	152,474	1,676	144,741
Payments for investments and advances by financial service business	(1,367,996)	(1,613,519)	(17,731)	(2,283,491)
Payments for investments and advances (other than financial service business)	(95,496)	(115,329)	(1,267)	(103,082)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	831,127	1,330,046	14,616	1,441,496
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	45,509	8,579	94	51,947
Proceeds from sales of subsidiaries' and equity investees' stocks	306,208	2,248	25	307,133
Other	4,768	(785)	(9)	5,366
Net cash used in investing activities	(535,906)	(596,625)	(6,556)	(910,442)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	26,780	50,454	554	31,093
Payments of long-term debt	(32,762)	(260,987)	(2,868)	(34,701)
Increase in short-term borrowings, net	112,953	384,129	4,221	15,838
Increase in deposits from customers in the financial service business, net	297,969	255,444	2,807	485,965
Increase in call money and bills sold in the banking business, net	16,500	—	—	—
Dividends paid	(25,133)	(42,669)	(469)	(25,098)
Proceeds from issuance of shares under stock-based compensation plans	7,093	378	4	7,484
Proceeds from issuance of stocks by subsidiaries	28,800	—	—	28,943
Other	(4,226)	(3,780)	(41)	(4,006)
Net cash provided by financing activities	427,974	382,969	4,208	505,518

Effect of exchange rate changes on cash and cash equivalents	(6,701)	(51,045)	(561)	(66,228)

Net increase (decrease) in cash and cash equivalents	223,974	(299,668)	(3,293)	286,532
Cash and cash equivalents at beginning of the fiscal year	799,899	1,086,431	11,939	799,899

Cash and cash equivalents at the end of the period	¥1,023,873	¥786,763	$8,646	¥1,086,431

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue	2007	2008	Change	2008
Electronics
Customers	¥1,873,231	¥1,327,548	-29.1%	$14,588
Intersegment	196,202	134,570		1,479
Total	2,069,433	1,462,118	-29.3	16,067

Game
Customers	555,296	369,609	-33.4	4,062
Intersegment	25,859	24,231		266
Total	581,155	393,840	-32.2	4,328

Pictures
Customers	223,622	175,117	-21.7	1,924
Intersegment	184	—		—
Total	223,806	175,117	-21.8	1,924

Financial Services
Customers	128,927	99,558	-22.8	1,094
Intersegment	6,969	3,526		39
Total	135,896	103,084	-24.1	1,133

All Other
Customers	77,954	182,752	+134.4	2,009
Intersegment	18,059	15,816		173
Total	96,013	198,568	+106.8	2,182

Elimination	(247,273)	(178,143)	-	(1,957)
Consolidated total	¥2,859,030	¥2,154,584	-24.6%	$23,677

Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.
Game intersegment amounts primarily consist of transactions with the Electronics segment.
All Other intersegment amounts primarily consist of transactions with the Electronics, Game and Pictures segments.

Operating income (loss)	2007	2008	Change	2008
Electronics	¥200,599	¥(15,939)	-%	$(175)
Game	12,922	389	-97.0	4
Pictures	14,117	12,949	-8.3	142
Financial Services	(4,169)	(37,399)	-	(411)
All Other	22,242	24,461	+10.0	269
Total	245,711	(15,539)	-	(171)

Corporate and elimination	(9,492)	(2,423)	-	(26)
Consolidated total	¥236,219	¥(17,962)	-%	$(197)

The 2007 segment disclosure above has been revised to reflect the reclassification discussed in Note 5.

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sales and operating revenue	2007	2008	Change	2008
Electronics
Customers	¥4,626,053	¥4,139,220	-10.5%	$45,486
Intersegment	535,769	415,322		4,564
Total	5,161,822	4,554,542	-11.8	50,050

Game
Customers	968,437	830,028	-14.3	9,121
Intersegment	52,724	61,973		681
Total	1,021,161	892,001	-12.6	9,802

Pictures
Customers	643,840	530,834	-17.6	5,833
Intersegment	960	—		—
Total	644,800	530,834	-17.7	5,833

Financial Services
Customers	457,088	375,409	-17.9	4,125
Intersegment	21,152	11,403		126
Total	478,240	386,812	-19.1	4,251

All Other
Customers	223,159	330,442	+48.1	3,632
Intersegment	52,228	50,547		555
Total	275,387	380,989	+38.3	4,187

Elimination	(662,833)	(539,245)	-	(5,926)
Consolidated total	¥6,918,577	¥6,205,933	-10.3%	$68,197

Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.
Game intersegment amounts primarily consist of transactions with the Electronics segment.
All Other intersegment amounts primarily consist of transactions with the Electronics, Game and Pictures segments.

Operating income (loss)	2007	2008	Change	2008
Electronics	¥431,351	¥104,058	-75.9%	1,144
Game	(112,970)	(33,658)	-	(370)
Pictures	22,420	15,674	-30.1	172
Financial Services	52,721	(32,101)	-	(353)
All Other	41,749	34,725	-16.8	382
Total	435,271	88,698	-79.6	975

Corporate and elimination	33,852	(22,173)	-	(244)
Consolidated total	¥469,123	¥66,525	-85.8%	$731

The 2007 segment disclosure above has been revised to reflect the reclassification discussed in Note 5.

Electronics Sales and Operating Revenue to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue	2007	2008	Change	2008
Audio	¥192,001	¥140,380	-26.9%	$1,543
Video	390,216	271,277	-30.5	2,981
Televisions	507,700	372,753	-26.6	4,096
Information and Communications	323,487	244,096	-24.5	2,682
Semiconductors	63,868	56,084	-12.2	616
Components	230,713	150,091	-34.9	1,649
Other	165,246	92,867	-43.8	1,021
Total	¥1,873,231	¥1,327,548	-29.1%	$14,588

	Nine months ended December 31
Sales and operating revenue	2007	2008	Change	2008
Audio	¥446,490	375,541	-15.9%	$4,127
Video	1,043,628	883,953	-15.3	9,714
Televisions	1,052,209	1,048,783	-0.3	11,525
Information and Communications	826,242	750,913	-9.1	8,252
Semiconductors	180,125	173,957	-3.4	1,912
Components	635,884	550,596	-13.4	6,050
Other	441,475	355,477	-19.5	3,906
Total	¥4,626,053	¥4,139,220	-10.5%	$45,486

The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information on page F-5 and F-6.
The Electronics segment is managed as a single operating segment by Sony’s management. However, Sony believes that the information in this table is useful to investors in understanding the product categories in this business segment.
Commencing April 1, 2008, Sony has partially realigned its product category configuration in the Electronics segment. Accordingly, results for the same period of the previous fiscal year have been reclassified.

Geographic Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue	2007	2008	Change	2008
Japan	¥565,990	¥482,649	-14.7%	$5,304
United States	758,370	542,185	-28.5	5,958
Europe	842,062	654,613	-22.3	7,194
Other Areas	692,608	475,137	-31.4	5,221
Total	¥2,859,030	2,154,584	-24.6%	$23,677

	Nine months ended December 31
Sales and operating revenue	2007	2008	Change	2008
Japan	¥1,601,121	¥1,420,814	-11.3%	$15,613
United States	1,736,896	1,471,527	-15.3	16,171
Europe	1,810,008	1,635,720	-9.6	17,975
Other Areas	1,770,552	1,677,872	-5.2	18,438
Total	¥6,918,577	¥6,205,933	-10.3%	$68,197

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.
These presentations are not in accordance with U.S. GAAP, which is used by Sony to prepare its consolidated financial statements.
However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.
Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.

Condensed Balance Sheet
	(Millions of yen, millions of U.S. dollars)
Financial Services	December 31			March 31
ASSETS	2007	2008	2008	2008
Current assets:
Cash and cash equivalents	¥212,700	¥281,049	$3,088	¥137,721
Call loan in the banking business	247,338	125,062	1,374	352,569
Marketable securities	478,509	527,209	5,794	424,709
Other	381,954	280,444	3,082	290,120
	1,320,501	1,213,764	13,338	1,205,119

Investments and advances	3,688,169	4,144,033	45,539	3,879,877
Property, plant and equipment	38,336	30,406	334	38,512
Other assets:
Deferred insurance acquisition costs	399,591	398,219	4,376	396,819
Other	101,687	125,037	1,374	105,332
	501,278	523,256	5,750	502,151
	¥5,548,284	¥5,911,459	$64,961	¥5,625,659
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥73,283	¥71,726	$788	¥44,408
Notes and accounts payable, trade	17,112	19,846	218	16,376
Deposits from customers in the banking business	980,604	1,339,213	14,717	1,144,399
Other	209,565	145,634	1,600	157,773
	1,280,564	1,576,419	17,323	1,362,956

Long-term liabilities:
Long-term debt	114,929	103,015	1,132	111,771
Future insurance policy benefits and other	3,245,753	3,462,544	38,050	3,298,506
Other	222,231	193,888	2,130	211,130
	3,582,913	3,759,447	41,312	3,621,407

Minority interest in consolidated subsidiaries	4,226	1,060	12	919
Stockholders' equity	680,581	574,533	6,314	640,377
	¥5,548,284	¥5,911,459	$64,961	¥5,625,659

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	December 31			March 31
ASSETS	2007	2008	2008	2008
Current assets:
Cash and cash equivalents	¥811,173	¥505,714	$5,558	¥948,710
Marketable securities	3,004	3,108	34	3,000
Notes and accounts receivable, trade	1,609,327	1,210,688	13,304	1,083,489
Other	1,854,875	1,833,995	20,154	1,801,468
	4,278,379	3,553,505	39,050	3,836,667

Film costs	329,920	295,801	3,251	304,243
Investments and advances	607,488	366,674	4,029	518,536
Investments in Financial Services, at cost	116,843	116,843	1,284	116,843
Property, plant and equipment	1,394,912	1,147,703	12,612	1,204,837
Other assets	1,216,533	1,438,082	15,803	1,203,849
	¥7,944,075	¥6,918,608	$76,029	¥7,184,975
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥444,711	¥491,235	$5,398	¥339,485
Notes and accounts payable, trade	1,234,036	834,472	9,170	906,281
Other	1,569,936	1,445,678	15,887	1,452,756
	3,248,683	2,771,385	30,455	2,698,522

Long-term liabilities:
Long-term debt	661,393	605,296	6,652	650,969
Accrued pension and severance costs	172,930	220,100	2,419	223,203
Other	429,811	324,115	3,561	394,779
	1,264,134	1,149,511	12,632	1,268,951

Minority interest in consolidated subsidiaries	38,538	46,567	512	37,509
Stockholders' equity	3,392,720	2,951,145	32,430	3,179,993
	¥7,944,075	¥6,918,608	$76,029	¥7,184,975

	(Millions of yen, millions of U.S. dollars)
Consolidated	December 31			March 31
ASSETS	2007	2008	2008	2008
Current assets:
Cash and cash equivalents	¥1,023,873	¥786,763	$8,646	¥1,086,431
Call loan in the banking business	247,338	125,062	1,374	352,569
Marketable securities	481,513	530,317	5,828	427,709
Notes and accounts receivable, trade	1,615,443	1,215,530	13,358	1,090,285
Other	2,187,189	2,060,331	22,640	2,052,669
	5,555,356	4,718,003	51,846	5,009,663

Film costs	329,920	295,801	3,251	304,243
Investments and advances	4,227,205	4,454,450	48,950	4,335,648
Property, plant and equipment	1,433,248	1,178,109	12,946	1,243,349
Other assets:
Deferred insurance acquisition costs	399,591	398,219	4,376	396,819
Other	1,271,193	1,518,302	16,685	1,263,017
	1,670,784	1,916,521	21,061	1,659,836
	¥13,216,513	¥12,562,884	$138,054	¥12,552,739
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥476,060	¥512,265	$5,629	¥355,103
Notes and accounts payable, trade	1,249,761	852,284	9,366	920,920
Deposits from customers in the banking business	980,604	1,339,213	14,717	1,144,399
Other	1,772,555	1,584,760	17,415	1,602,945
	4,478,980	4,288,522	47,127	4,023,367

Long-term liabilities:
Long-term debt	737,534	685,005	7,528	729,059
Accrued pension and severance costs	179,352	227,808	2,503	231,237
Future insurance policy benefits and other	3,245,753	3,462,544	38,050	3,298,506
Other	575,689	442,560	4,863	528,632
	4,738,328	4,817,917	52,944	4,787,434

Minority interest in consolidated subsidiaries	296,823	260,723	2,865	276,849
Stockholders' equity	3,702,382	3,195,722	35,118	3,465,089
	¥13,216,513	¥12,562,884	$138,054	¥12,552,739

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
Financial Services	Three months ended December 31
	2007	2008	Change	2008

Financial service revenue	¥135,896	¥103,084	-24.1%	$1,133
Financial service expenses	140,065	140,136	+0.1	1,540
Equity in net loss of an affiliated company	—	(347)	-	(4)
Operating loss	(4,169)	(37,399)	-	(411)
Other income (expenses), net	(375)	(81)	-	(1)
Loss before income taxes	(4,544)	(37,480)	-	(412)
Income taxes and other	(1,950)	(14,856)	-	(163)
Net loss	¥(2,594)	¥(22,624)	-%	$(249)

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Three months ended December 31
	2007	2008	Change	2008

Net sales and operating revenue	¥2,730,374	¥2,056,085	-24.7%	$22,594
Costs and expenses	2,537,337	2,026,577	-20.1	22,270
Equity in net income (loss) of affiliated companies	46,861	(10,462)	-	(115)
Operating income	239,898	19,046	-92.1	209
Other income (expenses), net	100,012	84,934	-15.1	934
Income before income taxes	339,910	103,980	-69.4	1,143
Income taxes and other	137,057	79,918	-41.7	879
Net income	¥202,853	¥24,062	-88.1%	$264

	(Millions of yen, millions of U.S. dollars)
Consolidated	Three months ended December 31
	2007	2008	Change	2008

Financial service revenue	¥128,927	¥99,558	-22.8%	$1,094
Net sales and operating revenue	2,730,103	2,055,026	-24.7	22,583
	2,859,030	2,154,584	-24.6	23,677
Costs and expenses	2,669,672	2,161,737	-19.0	23,755
Equity in net income (loss) of affiliated companies	46,861	(10,809)	-	(119)
Operating income (loss)	236,219	(17,962)	-	(197)
Other income (expenses), net	99,110	84,413	-14.8	927
Income before income taxes	335,329	66,451	-80.2	730
Income taxes and other	135,108	56,042	-58.5	616
Net income	¥200,221	¥10,409	-94.8%	$114

	(Millions of yen, millions of U.S. dollars)
Financial Services	Nine months ended December 31
	2007	2008	Change	2008

Financial service revenue	¥478,240	¥386,812	-19.1%	$4,251
Financial service expenses	425,519	417,498	-1.9	4,588
Equity in net loss of an affiliated company	—	(1,415)	-	(16)
Operating income (loss)	52,721	(32,101)	-	(353)
Other income (expenses), net	(530)	117	-	2
Income (loss) before income taxes	52,191	(31,984)	-	(351)
Income taxes and other	23,506	(10,779)	-	(118)
Net income (loss)	¥28,685	¥(21,205)	-%	$(233)

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Nine months ended December 31
	2007	2008	Change	2008

Net sales and operating revenue	¥6,466,499	¥5,834,522	-9.8%	$64,116
Costs and expenses	6,141,358	5,730,921	-6.7	62,978
Equity in net income (loss) of affiliated companies	89,972	(6,009)	-	(66)
Operating income	415,113	97,592	-76.5	1,072
Other income (expenses), net	89,429	75,095	-16.0	826
Income before income taxes	504,542	172,687	-65.8	1,898
Income taxes and other	186,225	89,660	-51.9	986
Net income	¥318,317	¥83,027	-73.9%	$912

	(Millions of yen, millions of U.S. dollars)
Consolidated	Nine months ended December 31
	2007	2008	Change	2008

Financial service revenue	¥457,088	¥375,409	-17.9%	$4,125
Net sales and operating revenue	6,461,489	5,830,524	-9.8	64,072
	6,918,577	6,205,933	-10.3	68,197
Costs and expenses	6,539,426	6,131,984	-6.2	67,384
Equity in net income (loss) of affiliated companies	89,972	(7,424)	-	(82)
Operating income	469,123	66,525	-85.8	731
Other income (expenses), net	80,999	70,155	-13.4	771
Income before income taxes	550,122	136,680	-75.2	1,502
Income taxes and other	209,731	70,478	-66.4	775
Net income	¥340,391	¥66,202	-80.6%	$727

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
Financial Services	Nine months ended December 31
	2007	2008	2008

Net cash provided by operating activities	¥164,084	¥176,527	$1,940
Net cash used in investing activities	(563,239)	(300,550)	(3,303)
Net cash provided by financing activities	334,807	267,351	2,938
Net increase (decrease) in cash and cash equivalents	(64,348)	143,328	1,575
Cash and cash equivalents at beginning of the fiscal year	277,048	137,721	1,513
Cash and cash equivalents at the end of the period	¥212,700	¥281,049	$3,088

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Nine months ended December 31
	2007	2008	2008

Net cash provided by (used in) operating activities	¥179,477	¥(208,402)	$(2,290)
Net cash provided by (used in) investing activities	31,170	(308,652)	(3,392)
Net cash provided by financing activities	84,376	125,103	1,375
Effect of exchange rate changes on cash and cash equivalents	(6,701)	(51,045)	(561)
Net increase (decrease) in cash and cash equivalents	288,322	(442,996)	(4,868)
Cash and cash equivalents at beginning of the fiscal year	522,851	948,710	10,426
Cash and cash equivalents at the end of the period	¥811,173	¥505,714	$5,558

	(Millions of yen, millions of U.S. dollars)
Consolidated	Nine months ended December 31
	2007	2008	2008

Net cash provided by (used in) operating activities	¥338,607	¥(34,967)	$(384)
Net cash used in investing activities	(535,906)	(596,625)	(6,556)
Net cash provided by financing activities	427,974	382,969	4,208
Effect of exchange rate changes on cash and cash equivalents	(6,701)	(51,045)	(561)
Net increase (decrease) in cash and cash equivalents	223,974	(299,668)	(3,293)
Cash and cash equivalents at beginning of the fiscal year	799,899	1,086,431	11,939
Cash and cash equivalents at the end of the period	¥1,023,873	¥786,763	$8,646

  (Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥91 = U.S. $1, the approximate Tokyo foreign exchange market rate as of December 31, 2008.

2.	As of December 31, 2008, Sony had 1,263 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method for 86 affiliated companies.

3.
Weighted-average number of outstanding shares used for computation of earnings per share of common stock are as follows.  The dilutive effect in the weighted-average number of outstanding shares mainly resulted from convertible bonds.

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended December 31
	2007	2008
Net income
— Basic	1,003,126	1,003,516
— Diluted	1,052,176	1,043,455

Weighted-average number of outstanding shares	(Thousands of shares)
	Nine months ended December 31
	2007	2008
Net income
— Basic	1,002,868	1,003,492
— Diluted	1,052,471	1,048,173

4.
Sony’s comprehensive income is comprised of net income, cumulative effect of an accounting change and other comprehensive income.  Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, pension liabilities adjustments and foreign currency translation adjustments.  Net income, cumulative effect of an accounting change, other comprehensive income and comprehensive income for the three and nine months ended December 31, 2007 and 2008 were as follows:

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
	2007	2008	2008
Net income	¥200,221	¥10,409	$114
Other comprehensive income (loss):
Unrealized gains (losses) on securities	(8,310)	1,271	14
Unrealized losses on derivative instruments	(1,132)	(2,578)	(28)
Pension liabilities adjustments	993	2,687	30
Foreign currency translation adjustments	(834)	(248,894)	(2,735)
	(9,283)	(247,514)	(2,719)
Comprehensive income (loss)	¥190,938	¥(237,105)	$(2,605)

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2007	2008	2008
Net income	¥340,391	¥66,202	$727
Cumulative effect of an accounting change	(4,452)
Other comprehensive income (loss):
Unrealized losses on securities	(1,642)	(28,259)	(311)
Unrealized gains (losses) on derivative instruments	(711)	2,231	25
Pension liabilities adjustments	1,537	3,731	41
Foreign currency translation adjustments	484	(286,261)	(3,146)
	(332)	(308,558)	(3,391)
Comprehensive income (loss)	¥335,607	¥(242,356)	$(2,664)

5.
Sony periodically reviews the presentation of its financial information to ensure that it is consistent with the way management views the consolidated operations.  Since Sony considers its equity investments to be integral to its operations, effective April 1, 2008, Sony reports equity in net income of affiliated companies as a component of operating income.  Prior to April 1, 2008, equity in net income of affiliated companies was shown below minority interest in income (loss) of consolidated subsidiaries and above net income in Sony’s consolidated results of operations.  As a result of the reclassification, both operating income and income before income taxes increased by ¥46,861 million ($515 million) for the three months ended December 31, 2007, and by ¥89,972 million ($989 million) for the nine months ended December 31, 2007. Operating loss increased and income before income taxes decreased by ¥10,809 million ($119 million) for the three months ended December 31, 2008, and both operating income and income before income taxes decreased by ¥7,424 million ($82 million) for the nine months ended December 31, 2008.  The reclassification did not affect net income for the three and nine months ended December 31, 2007 and 2008.

6.
In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements”.  FAS No. 157 establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. FAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.  In February 2008, the FASB issued FASB Staff Positions (“FSP”) FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP FAS 157-2, “Effective Date of FASB Statement No. 157”.  FSP FAS 157-1 removes certain leasing transactions from the scope of FAS No. 157.  FSP FAS 157-2 partially delays the effective date of FAS No. 157 for one year for certain nonfinancial assets and liabilities.  In October 2008, the FASB issued FSP FAS 157-3,“Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”.  FSP FAS 157-3 clarifies the application of FAS No. 157 in a market that is not active.  Sony adopted FAS No. 157 on April 1, 2008 with regards to financial assets and liabilities.  The adoption of FAS No. 157 as it relates to financial assets and liabilities did not have a material impact on Sony’s consolidated results of operations and financial position.  Sony is currently evaluating the impact for nonfinancial assets and liabilities.

7.
In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”.  FAS No. 159 permits companies to choose to measure, on an instrument-by-instrument basis, financial instruments and certain other items at fair value that are not currently required to be measured at fair value.  The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings.  Sony adopted FAS No. 159 on April 1, 2008.  Sony did not elect the fair value option for any assets or liabilities, which were not previously carried at fair value.  Accordingly, the adoption of FAS No. 159 had no impact on Sony’s consolidated financial statements.  However, its effects on future periods will depend on the nature of instruments held by Sony and its elections under the provisions of FAS No. 159.

8.
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision will be separately reported from the provision based on the ETR in the interim period in which they occur.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
	2007	2008	Change	2008
Capital expenditures (additions to property, plant and equipment)	¥67,066	¥73,596	+9.7%	$809
Depreciation and amortization expenses*	109,663	105,559	-3.7	1,160
(Depreciation expenses for tangible assets)	(84,037)	(73,043)	-13.1	(803)
Research and development expenses	125,474	117,121	-6.7	1,287

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2007	2008	Change	2008
Capital expenditures (additions to property, plant and equipment)	¥237,864	¥258,347	+8.6%	$2,839
Depreciation and amortization expenses*	314,239	300,585	-4.3	3,303
(Depreciation expenses for tangible assets)	(242,624)	(215,271)	-11.3	(2,366)
Research and development expenses	383,198	373,711	-2.5	4,107

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs

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